EXHIBIT 21.0
LISTING OF SUBSIDIARIES
Amerex International, Inc., a British Virgin Island corporation
Ayers, Lewis, Norris & May, Inc., a Michigan corporation
Keith Universal Services, Inc., a California corporation
TKCG, Corp., a California corporation
UEI Associates, Inc., a Texas corporation
UEI Global I, Inc., a Texas corporation
Universal Energy do Brasil, Ltda., a Brazilian limited liability company
Universal Energy, Inc., a Texas corporation